Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200
July 20, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549-6010
Attn: Gary Todd

Re:	Diguang International Development Co., Ltd.
Form 10-KSB for the year ended December 31, 2005 and
filed March 15, 2006
Form 8-K dated and filed on March 21, 2006
Form 8-K/A dated March 21, 2006 and filed on April 21, 2006
Form 10-QSB for the quarterly period ended March 31, 2006 and filed on May 15, 2006
File No. 333-69270

Dear Mr. Todd:

On behalf of Diguang International Development Co., Ltd. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated June 9, 2006 relating to the above-referenced periodic reports on Forms 10-KSB, 8-K, 8-K/A and 10-QSB. On behalf of the Company, we are concurrently filing a Form 8-K to report a change in the Company’s certifying accountant (the “Form 8-K”) and providing on a supplementary basis drafted amendments to the Form 10-KSB for the year ended December 31, 2005 filed on March 15, 2006 (the “Form 10-KSB/A”), the Form 8-K/A dated March 21, 2006 filed on April 21, 2006 (the “Amendment No. 2 to Form 8-K”) and the Form 10-QSB for the quarterly period ended March 31, 2006 filed on May 15, 2006 (the “Amendment No. 1 to Form 10-QSB”) that we intend to file upon the Staff's clearance of all comments on those filings.

We are enclosing three (3) copies of the Form 8-K, Form 10-KSB/A, Amendment No. 2 to Form 8-K, and Amendment No. 1 to Form 10-QSB, which have been marked to show changes from the Form 10-KSB, Form 8-K/A and Form 10-QSB filed on March 15, 2006, April 21, 2006, and May 15, 2006, respectively. Set forth in italicized print below are the Staff’s comments, as set forth in the letter dated June 9, 2006, followed by the Company’s responses. Please note that all page numbers, unless otherwise stated, refer to your comment letter.

Form 10-KSB for the year ended December 31, 2005

Consolidated Financial Statements
Exhibit 31

1.
We note that the certification filed as Exhibit 31 is not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to the Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b) (31) of Regulation S-K.

The Company has complied with this request by revising the Form 10-KSB/A to include the entire filing and certifications of each of its current principal executive officer and principal financial officer as Exhibits 31 in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please see Exhibits 31 and 32 of Form 10-KSB/A.

Form 8-K dated and filed on March 21, 2006

Intellectual Property, Page 16

2.
We see that seven patents are in the process of being transferred from Mr. Song Yi to Diguang Electronics. Please tell us the status of the transfer of patents and whether there are any licenses in place for you to use the technology prior to the transfer. Tell us how you intend to account for the transfers and describe the nature of any consideration you expect to pay in return. If the patents are significant to your business and if Mr. Song Yi is allowing you to use the technology free of charge, future filings should include appropriate related party disclosure about the arrangement.

The Company respectfully advises the Staff that Mr. Yi Song has granted Diguang Electronics a written license to use these seven patents free of charge prior to their transfer to Diguang Electronics. The Company is currently drafting a patent transfer agreement and discussing with Mr. Yi Song whether or not consideration, either cash or stock or both, will be paid for the transferred patents. The Company confirms that it will include in future filings appropriate disclosure of related party transactions for those patents that are significant to the Company’s business and that Mr. Yi Song has allowed Diguang Electronics to use free of charge.

From 8-K/A dated March 21, 2006 and filed on April 21, 2006

Item 9.01 Financial Statements and Exhibits, page 3

Report of Independent Registered Public Accounting Firm, page F-2

3.
We note that BDO Reanda is the auditor for Diguang International, whereas Lopez Blevins, Bork & Associates, LLP was the auditor for Online Processing. It appears that you changed independent accountants in connection with the reverse acquisition. Accordingly, please file a Form 8-K presenting the disclosures specified under Item 4.01 to that Form.

The Company has complied with this request by having filed a Form 8-K announcing the change of auditors as of the date of this letter.

Consolidated Statements of Income, Page F-4

4.
It appears from the executive compensation table on page 54 to the Form 8-K dated March 21, 2006 that the financial statements include minimal compensation expense for the services of your executives. Tell us whether the financial statements include regular charges for the value of the services of your executives. If not, tell us why you believe charges for such services are not necessary for fair presentation of you operating results. In general, the financial statements should include all costs of doing business. Refer to SAB Topic 1-B and revise or advise.

The Company notes the Staff’s comment and respectfully advises the Staff that the compensation expenses on page 54 of the Form 8-K/A included regular compensation for the value of the services rendered by three executive officers of the Company — the CEO, the COO, and the CFO. The compensation disclosed for the CEO and the COO for prior years before the reverse merger was in line with China’s living standards and fair for the value of service rendered by these two officers. After the Company became a publicly traded company in the U.S. capital market on March 17, 2006, the annual compensation for the CEO and the COO was increased to $250,000 and $200,000, respectively. Neither the CEO nor the COO receives any stock options. The employment agreement of the CFO is still under the process of finalization. The CFO's annual compensation is currently $120,000 and may be subject to change after her employment agreement is finalized. In addition, she has been granted stock option to purchase 80,000 shares at an exercise price of $5.00 per share that is vested on a monthly basis over 48 months. The Company believes that the compensation disclosed on page 54 reflects all of the costs of doing business for the respective years.

Consolidated Statements of Changes in Equity, Page F-5

5.	We refer to the line items “Retained Earnings Converted to Capital.” Tell us why it is appropriate to re-characterize retained earnings to paid-in capital for US GAAP purposes.

Diguang Electronics and Diguang Science and Technology are privately-owned limited liability companies formed under the laws and regulations of China and the British Virgin Islands (the “BVI”) respectively. Under Chinese and BVI laws, the owners of privately owned companies are allowed to convert undistributed retained earnings into capital as long as the conversion has satisfied the respective corporate and tax legal requirements and the respective companies have passed proper board resolutions. As Diguang Electronics and Diguang Science and Technology complied with respective corporate and tax laws and regulations under different jurisdictions and there is no restriction on doing so under US GAAP, the Company believed that re-characterizing retained earnings into paid-in capital was appropriate under US GAAP.

6.
We see the item “Dividends Declared” totaling $2.1 million in 2005. However, we see no liability for that dividend on the balance sheet as of December 31, 2005 nor do we see a cash payment for that dividend on the statement of cash flows for 2005. Please tell us how that dividend is accounted for in the financial statements as of December 31, 2005. If the liability was off-set against an asset as of December 31, 2005 explain why there was legal right of offset. Also clarify whether and, if so, how the dividend is included in the disclosure from Note 5.

The Company respectfully advises the Staff that on December 12, 2005, the Board of Directors of Diguang Science and Technology resolved to distribute dividends of $2.1 million from its retained earnings to its two stockholders. According to such board resolutions, the stockholders would receive a cash payment of $111,140 only because the remaining $1,988,860 was used to offset an outstanding amount due from stockholders. As there was no cash flowing in and out of Diguang Science and Technology relating to this dividend declaration, accordingly, no dividends paid were presented in the financing section of the statement of cash flows for the year ended December 31, 2005. The unpaid dividends of $111,140 were presented as dividends payable on the balance sheet as of December 31, 2005, which was also a non-cash transaction. Regarding the offsetting transaction, please see response to Comment No. 13.

BVI laws prohibit dividends if the company were insolvent as a result. As long as a company stays solvent after dividend distribution, and provided immediately after the payment of the dividend, the company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the company will not be less than the sum of its total liabilities, declaring dividend distribution that is paid out of surplus is legal and doable. The board of directors of Diguang Science and Technology resolved to declare dividend distribution and approve the payment of dividends by off-setting the outstanding amount due from stockholders in lieu of cash payment. The Company has revised the disclosure in Note 5 accordingly. Please see page F-17 of Amendment No. 2 to Form 8-K.

Consolidated Statements of Cash Flows, Page F-6

7.
Please tell us about and quantify the significant components of the financing item “Due to related parties.” Explain why the item and its significant components are properly classified as financing activities under SFAS 95. Please note that related party cash flows should be classified according to their nature. For instance, a payment to a related party for rent should be classified as an operating activity. Also apply this comment to disclosure from your Form 10-QSB as of March 31, 2006.

The Company respectfully refers the Staff to Comment No. 13 for its response. The Company will revise the presentation in the Consolidated Statement of Cash Flow for all of the reported periods and include the changes of rental payable ($135,101 and $23,706, respectively, presented on the roll-forward schedule) in the operating activities section and in the line of accruals and other payable on the consolidated statements of cash flow for the year ended December 31, 2005 and for the three months ended March 31, 2006, respectively, in accordance with SFAS No. 95. Please see page F-6 of the revised financial statements in Amendment No. 2 to Form 8-K and page F-4 of the revised financial statements in Amendment No. 1 to Form 10-QSB.

8. As a related matter, also respond with respect to the investing item “Due from related parties.” Also apply this comment to disclosure from your Form 10-QSB as  of March 31, 2006.

The Company respectfully refers the Staff to Comment No. 13 for its response. Please see page F-15 of Amendment No. 2 to Form 8-K and page F-12 of Amendment No. 1 to Form 10-QSB.

Note 1. Organization and background, Page F-7

9.	You indicate that Diguang Electronics has an operating life of 20 years. Tell us what happens at the end of the 20 year period.

The Company respectfully advises the Staff that under relevant Chinese laws and regulations, Diguang Electronics will apply for an extension of its operating life from 20 years to 50 years within 180 days before the expiration of its operating life. Management of Diguang Electronics does not foresee any difficulty in obtaining the necessary governmental approval and believes that there will be no going concern issues before the expiration of the current 20-year operating life.

10.
We see in the second full paragraph that Diguang Electronics was originally owned by three entities. Please expand this disclosure in future filings to clarify the ownership of these entities and to clarify why the reorganizations leading to the Chinese citizens (presumably, Yi Song and Hong Song) becoming the ultimate owners of Diguang Electronics are appropriately accounted for at predecessor basis.

The Company notes the Staff’s comment and confirms that the Company has clarified the ownership structure of three entities and why the reorganization that led to the Chinese citizens becoming the ultimate owners of Diguang Electronic is appropriately accounted for at predecessor basis. Please see the revision on page F-7 of the revised financial statements in Amendment No. 2 to Form 8-K.

Note 5. Related Party Transactions, Page F-16

11.	With respect to Cinema Systems, please clarify what you mean when you indicate that the entity is “the representative of Mr. Yi Song and Mr. Hong Song”.

The Company respectfully advises the Staff that the money invested in Diguang Electronics under the name of Cinema Systems, Inc. (USA) was originally provided by Messrs. Yi Song and Hong Song. In accordance with a number of declarations of trust signed by Cinema Systems, Inc. (USA) in 1995, 2001 and 2003, Cinema Systems was the representative of Messrs. Yi Song and Hong Song when it invested the money into Diguang Electronics. The Company intends to revise future filings to include the aforementioned clarification.

12.
Pursuant to paragraphs 2b and 2c to SFAS 57 you should disclose the dollar amounts of transactions with related parties with appropriate descriptions of those transactions. That is, you should provide disaggregated disclosure about cash receipts and disbursements to and from related parties with full disclosure about the specific nature of the underlying transactions as required by paragraph 2 to SFAS 57. For instance, you should present separate disclosure about purchases, sales, borrowings, advances, dividends and any other significant related party transactions. Please expand in future filings. In response to this comment, show us the gross components of related party transactions included in the financial statements for all three annual periods and show us how you intend to expand your disclosure in future filings. This comment also applies to disclosure in your Form 10-QSB as of March 31, 2006.

The Company respectfully refers the Staff to Comment No 13 for its response. Please see pages F-15 and F-17 of Amendment No. 2 to Form 8-K and page F-12 of Amendment No. 1 to Form 10-QSB.

13.
Provide us roll-forwards of the amounts due to and from related parties for 2004 and 2005 and through the most recently filed quarter in 2006. Those roll-forwards should identify, quantify and describe significant transactions recorded to the due to and from related party accounts during those periods. Identify the significant components of the period end balances.

The Company notes the Staff’s comment and respectfully provides the Staff with the following Summary of Related Party Transactions and roll-forward schedule of related party transactions and relevant disclosure. Please see Note 5 to the revised financial statements in Amendment No. 2 to Form 8-K.

Related Party Relationships:
Name of Related Parties	Relationship with the Company
Shenzhen Diguang Engine & Equipment Co., Ltd	80% owned by Mr. Yi Song and 20% owned by Mr. Hong Song
Dongguan Diguang Electronic Science and Technology Ltd.	92% owned by Sino Olympics Industrial Limited since March 31 2006 and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd.
Dihao Electronics (Yangzhou) Co., Ltd.	59.5% owned by Sino Olympic Industrial Ltd. indirectly as of June 30, 2006.

Related Party Transactions
Due from
	Shenzhen Diguang Engine & Equipment Co., Ltd.	Dongguan Diguang Electronic Science and Technology Ltd.	Dihao Electronics (Yangzhou) Co., Ltd.	Stockholders	Total
Balance at January 1, 2004	-	-	-	143,208	143,208
Addition	-	-	-	499,364	499,364

Balance at December 31, 2004	-	-	-	642,572	642,572

Additions	21,538	-	-	644,734	644,734
Payments received	-	-	-	(148,672)	(148,672)
Additions	-	-	-	849,062	849,062
Translation adjustment	-	-	-	1,164	1,164
Offset by dividends declared	-	-	-	(1,988,860)	(1,988,860)

Balance at December 31, 2005	21,538	-	-	-	21,538

Addition- Sales	-	-	290,980	-	290,980
Cash received	(21,538)	-	-	-	(21,538)

Balance at March 31, 2006	-	-	290,980	-	290,980

Due to
	Shenzhen Diguang Engine & Equipment Co., Ltd.	Dongguan Diguang Electronic Science and Technology Ltd.	Dihao Electronics (Yangzhou) Co., Ltd.	Stockholders	Total
Balance at January 1, 2004	651,325	-	-	2,090,447	2,741,772

Addition	191,934	-	-	-	191,934
Cash payment	-	-	-	(1,920,226)	(1,920,226)

Balance at December 31, 2004	843,259	-	-	170,221	1,013,480

Addition	359,070	-	-	-	359,070
Rental	-	467,571	-	-	467,571
Payments made	(1,221,546)	(332,470)	-	(170,221)	(1,724,237)
Translation adjustment	21,556	-	-	-	21,556

Balance at December 31, 2005	2,339	135,101	-	-	137,440

Addition: Rental	-	135,093	-	-	135,093
Payments made	-	(158,817)	-	-	(158,817)
Translation adjustment	16	-	-	-	16

Balance at March 31, 2006	2,355	111,377	-	-	113,732

Summary of Related Party Transactions

Transactions in 2004

Stockholders

Diguang Electronic (HK) is an unlimited liability company that is 80% owned by Yi Song and 20% owned by Hong Song (collectively referred to herein as the “Song brothers”). Diguang Science and Technology is also owned by the Song brothers. In November 2003, as a result of a restructuring, Diguang Electronic (HK) transferred its backlight business to Diguang Science and Technology on a predecessor basis because these two entities were under the common control of the Song brothers. As those two entities were owned by the Song brothers, no consideration was paid. Since then, Diguang Electronic (HK) did not conduct this business any more. However, some sales and purchase contracts were originally entered into by Diguang Electronic (HK). Therefore, Diguang Electronic (HK) still collected payments from the outstanding accounts receivable and made payments for the outstanding accounts payable based on the contracts entered by Diguang Electronic (HK) regarding the backlight business on behalf of Diguang Science and Technology (HK) Ltd. After collection and repayment, the remaining proceeds were transferred to Diguang Science and Technology (HK) Ltd. Since Diguang Electronic (HK) was also owned by the Song brothers, the funds collected and paid were presented as amount due from/to stockholders on the books of Diguang Science and Technology (HK) Ltd. On January 1, 2004, the opening balance of amount due from stockholders was US$143,208. During the year ended December 31, 2004, the amount collected by Diguang Electronic (HK) on behalf of Diguang Science and Technology (HK) Ltd. was $499,364, resulting in the balance of amount due from stockholders of $642,572.

Similarly, on January 1, 2004, the opening balance of amount due to stockholders was $2,090,447. On behalf of Diguang Science and Technology, Diguang Electronic (HK) also made payments on behalf of Diguang Science and Technology. On January 2004, the opening balance of amount due to stockholders was US$2,090,447. During the year ended December 31, 2004, an amount of approximately $1,920,226 was paid by Diguang Science and Technology back to stockholders, resulting in the amount due to stockholders of $170,221 at December 31, 2004.

Shenzhen Diguang Engine & Equipment Co., Ltd.

Shenzhen Diguang Engine & Equipment Co., Ltd. is owned by the Song brothers (at 80% and 20% ratio) and was a related party of Shenzhen Diguang Electronics. On January 1, 2004, the opening balance of amount due to Shenzhen Diguang Engine & Equipment Co., Ltd. was $651,325. During the year ended December 31, 2004, Shenzhen Diguang Electronics incurred additional payable of $191,934 to Shenzhen Diguang Engine and Equipment for financing purpose, resulting in a balance of $843,259 at December 31, 2004.

Transactions in 2005

Stockholders

The transactions between Diguang Electronic (HK) and Diguang Science and Technology were completed in early 2005. However, the two stockholders borrowed cash from the cash rich entities and advanced cash to cash needed entities among entities they owned in order to manage their cash flows. During the year ended December 31, 2005, stockholder used cash of $644,734 and $849,062 owned by Diguang Science and Technology (HK) Ltd., respectively, and made a payment of $148,672.

In July 2005, the Chinese government adjusted exchange rate between RMB and US dollar resulting in certain translation adjustment. During the year ended December 31, 2005, the translation adjustment of $1,164 was allocated to amount due from stockholders.

In order to clear the outstanding balance of amount due from stockholders before becoming a public company through recapitalization and reorganization with a shell company, the Board of Diguang Science and Technology (HK) Ltd. resolved to declare dividends of $2,100,000 to two stockholders on December 12, 2005, of which $1,988,860 was used to offset the outstanding balance of amount due from stockholders, the remaining $111,140 was presented as dividends payable as of December 31, 2005, which was paid during the first quarter of 2006. After the offset, there was no outstanding balance of amount due from stockholders at December 31, 2005.

In addition, Diguang Science and Technology made payment of $170, 221 to stockholders during 2005 to clear the outstanding balance of amount due to stockholder as of December 31, 2005.

Shenzhen Diguang Engine & Equipment Co., Ltd.

During December 2005, Shenzhen Diguang Electronics purchased certain equipment on behalf of Diguang Engine & Equipment totaling $21,538, which was outstanding as of December 31, 2005 and collected during the first quarter of 2006.

On the other side, Shenzhen Diguang Electronics used the fund of $359,070 from Shenzhen Diguang Engine and Equipment during the year ended December 31, 2005. In order to clear the outstanding related party accounts before becoming a public company through recapitalization and reorganization with a shell company, Shenzhen Diguang Electronics made a payment of $1,221,546 during the year ended December 31, 2005, resulting in a balance of $2,339 at December 31, 2005. During the year ended December 31, 2005, translation adjustment of $21,556 was allocated to amount due to Shenzhen Diguang Engine and Equipment. As of December 31, 2005, the outstanding of amount due to Shenzhen Diguang Engine and Equipment was $2,339.

Dongguan Diguang Electronic Science and Technology Co., Ltd.

The Song brothers built a facility in Dongguan City, Guangdong province in early 2005 under the name of Dongguan Diguang Electronic Science and Technology Co., Ltd. and decided to move the manufacturing activities of Shenzhen Diguang Electronics to this facility.

According to the lease agreement between Shenzhen Diguang Electronics and Dongguan Diguang Electronic Science & Technology Co., Ltd., dated March 30, 2005, Diguang Electronics agreed to pay the rental of RMB380,000 (approximately $46,000) per month including all maintenance fees based on the prevailing market price for a similar facility to be leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010, and both parties agreed that the rental for three months from February to April 2005 would be waived as Shenzhen Diguang Electronics had to finish its interior remodeling during this period. Based on the above agreement, Shenzhen Diguang Electronics recorded amount of $467,571 due to Dongguan Diguang Electronic Science and Technology Co., Ltd. and made payment of $332,470 during the year ended December 31, 2005, resulting in a balance of $135,101 as of December 31, 2005.

Transactions in 2006

Shenzhen Diguang Engine & Equipment Co., Ltd.

During the three months ended March 31, 2006, the translation adjustment allocated to the balance of amount due to Shenzhen Diguang Engine and Equipment Co., Ltd was $16.

Dongguan Diguang Electronic Science and Technology Ltd.

During the three months ended March 31, 2006, Shenzhen Diguang Electronics accrued rental expense of $135,093 and made payment of $158,817, resulting in a balance of $111,377 at March 31, 2006.

Dihao Electronics (Yangzhou) Co., Ltd.

Dihao Electronics (Yangzhou) Co., Ltd. is a foreign investment enterprise under Chinese laws and regulations, in which Sino Olympics Industrial Limited (the parent company of the reporting company) owns 59.5% interest as of June 30, 2006 via North Diamond International Co., Ltd. During the three months ended March 31, 2006, Dihao Electronics (Yangzhou) Co., Ltd. purchased 608,020 pieces of components for CCFL series products from Shenzhen Diguang Electronics with a value of $290,980, which was outstanding at March 31, 2006.

14.
As a related matter, we see from page 58 of the Form 8-K dated March 21, 2006 that at December 31, 2005 there was an obligation of $2,078,744 arising from Yi Song’s and Hong Song’s acquisition of Diguang Electronics. The disclosure further states that the obligation was satisfied in January 2006. Tell us about the nature and origin of this obligation, including how it was accounted for and the basis for that accounting. Explain how the obligation was “satisfied.” Also explain how the obligation is considered in the financial statements as of December 31, 2005 and in the disclosure from Note 5.

The Company notes the Staff’s comment and respectfully explains that the description regarding the amount due from stockholders on page 58 of the Form 8-K was incorrect. Please see the above Summary of Related Party Transactions and roll-forward schedule regarding the offsetting transactions between amount due from stockholders and dividends payable. The Company has revised the disclosure in Amendment No. 2 to Form 8-K to clarify this description. Please see pages F-15 to F-17 of Amendment No. 2 to Form 8-K.

Note 7. Income Taxes, Page F-17

15.	In future filings please make quantified disclosures about tax holidays pursuant to SAB Topic 11-C.

The Company notes the Staff’s comment and confirms that in future filings it will disclose the aggregate dollar and per share effect of the tax holidays pursuant to SAB Topic 11-C.

Note 10. Government Subsidies, Page F-19

16.
We note your disclosure that your policy is in accordance with “internationally prevailing practice.” Please tell us the basis in U.S. GAAP for your accounting for government subsidies. That is, please explain why it is appropriate to recognize government subsidies that are not specified to support research and development as other income.

The Company respectfully advises the Staff that it has done research on how to account for government subsidies granted to Diguang Electronics under US GAAP. However, US GAAP is somewhat silent on this topic. The Company asked its auditors for their opinion and was told that generally government subsidies would go through the income statement. The Company was also provided with a summary from the IFRS literature. The Company believes that the IFRS literature would be applicable to its financial statements since there is no specific US GAAP on this topic. Pursuant to IFRS and the nature of the subsidies granted by the Chinese Government, the Company offset research and development expenses with the subsidies specified for research and development purposes, and presented the others as part of other income. In addition, the Company respectfully advises the Staff that government subsidies received were not related to any depreciable property and equipment. The Company believes its policy is in accordance with “internationally prevailing practice.”

Note 13. Supplementary Information about Cash Flows, Page F-22

17.
Under paragraph 32 to SFAS 95 you should provide information about non-cash financing and investing transactions, including descriptions of the underlying transactions in sufficient detail to explain the non-cash effects of significant financing and investing activities. Please expand future filings, including Forms 10-QSB. In a written response, show us how you intend to apply this comment.

The Company has expanded the necessary description of the underlying transaction in sufficient detail to explain the non-cash effect of significant financing and investing activities in the future filings. The Company will expand its disclosure of significant non-cash transactions in financing and investing activities. For example, the Company has disclosed the dividends declared as follows on page F-22 of Amendment No. 2 to Form 8-K:

“Diguang Science and Technology (HK) Limited declared dividends of approximately US$2,100,000 to its stockholders under the condition that stockholders need to clear their obligation of US$1,988,860 payable to Diguang Science and Technology (HK) Limited first. Any remaining amount of dividends declared will be reported as dividends payable as of December 31, 2005. This transaction was deemed a non-cash transaction on the cash flow statement for the year ended December 31, 2005.”

Form 10-QSB for the quarterly period ended March 31, 2006

Consolidated Statements of Changes in Equity, Page F- 3

18.
Please clarify the nature of the item “offsetting deferred offering expenses” and tell us the basis for recording deferred offering expenses against additional paid-in capital. Please note that direct expenses of a recapitalization should be recorded against equity only to the extent that cash is received. Otherwise, transaction costs related to a recapitalization should be recorded as an expense. In that regard, tell us how you accounted for costs of the reverse merger.

The Company notes the Staff’s comment and respectfully advises the Staff that Diguang International Holdings Limited started the listing process in May 2005 and the total sum of US$12,000,000 was not raised until the finalization of the reverse merger with Online Processing, Inc. in March 2006. During this period various expenditures such as legal fees, auditing fees, financial consulting fees and sales commission, etc. were incurred specifically for raising the above funds. Therefore, it is appropriate to deduct the fund-raising expenses from the total funds raised under US GAAP.

The deferred offering expenses primarily consisted of auditing and consulting fees which were incurred in China for the purpose of raising $12 million through the issuance of 2.4 million shares of the Company’s stock in conjunction with a simultaneous reverse merger. The Company consulted generally with its financial advisor regarding how other public companies that had undergone similar transactions handled this type of costs incurred. The Company was told that the deferred offering expense was offset against the capital raised as these companies would not be interested at doing a reverser merger transactions without raising enough funds. The Company believed that they were in the same case. Therefore, the Company believes that the offering expenses should be applied against additional paid-in capital.

Note 1. Summary of Accounting Policies, page F-5

Revenue Recognition, page F-5

19.
Please expand future filings to describe the terms of your sales arrangements, including how those terms are documented. The expanded disclosure should clarify how you actually apply the generic criteria from SAB 104, As well, unless not significant, please also expand to address customer acceptance provisions, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges, including how any significant matters are considered in your revenue recognition practices. Show us how you intend to apply this comment.

The Company respectfully advises the Staff that it has expanded the description of sales arrangement based on the terms of the sale contracts. The Company has disclosed the sales arrangement in the business overview in the management discussion and analysis section as follows on page 2 of Amendment No. 2 to Form 10-QSB:

Revenue of products sales is generated from manufacturing and selling small to medium-sized Light Emitting Diode and Cold Cathode Fluorescent Lamp backlights for Liquid Crystal Displays in a variety of applications.

The Company’s production is typically scheduled in accordance with each customer’s specifications in response to the purchase orders (“PO”) placed by the customers. The Company generally does not obtain long-term commitments from its customers. The PO is a legally enforceable agreement recognized and signed by both parties. The general terms in the PO are as follows: 1) PO is deemed accepted unless the supplier notifies the Company of any requested changes within 5 calendar days of the PO date; 2) total contract price; 3) customer’s specifications; 4) payment terms: letter of credit upon the delivery at the customer site or at the warehouse designated by customers or monthly settlement with wire transfers; and 5) shipment. There are no indicators of specific customer acceptance provisions, return policy, post shipment obligations, warranties or other privileges in the PO.

In practice, after receiving the PO, the Company will start manufacturing in accordance with the customer’s specifications, as set forth in the PO. The manufacturing period will normally last 3-4 days and the delivery period will normally be 2-3 weeks. The Company is responsible for the delivery of the goods to the designated destinations. In general, the Company does not provide any product warranty but does promise to replace the products shipped if there are any quality issues. The customer has the right to refuse payment and seek replacement if the products received have quality defects. Once the goods have been delivered by the shipping company to the designated location and the customer has signed the acceptance documents, then the PO is complete and the Company can recognize revenue. Statistically, the amount of products redelivered for replacement purpose was less than 0.5% of the revenue recognized after receiving a customer’s acceptance and the retuned products are generally reusable after minor repair. Therefore, warrant liability was negligible. Accordingly, the Company generally does not accrue product warranty liability at the end of reporting period.

20.
We see page 69 of Diguang’s financial statements for June 30, 2005 provided on Form 8-K dated January 17, 2006 that you had $474,757 of “consignment goods” in inventory. In addition, we see from disclosures on page F-11 of Diguang’s financial statements for March 31, 2006 that you have $784,507 of “goods in transit” in inventory. Please tell the nature of and accounting for inventory recorded as consignment and goods in transit. If you have goods on consignment tell us how consignments are considered in your revenue recognition policy.

The Company respectfully advises the Staff that the wording and classification were incorrect. The Company has removed this line item from Note 3 and reclassified it into finished goods. These goods were owned by the Company waiting for shipment in an outside warehouse. These goods did not meet the definition of consignment goods and goods in transit. Similarly, the goods in transit were removed from Note 3 to the financial statements as of March 31, 2006. Please see page F-14 of Amendment No. 2 to Form 8-K and page F-11 of Amendment No. 1 to Form 10-QSB, respectively.

Note 6. Equity Transactions, page 1-13

21.
We note that you have agreed to issue up to 6 million shares of common stock as incentive shares to individuals in Diguang’s management based on earnings targets. The notes to financial statements should present full disclosure about the terms and conditions of this plan, including complete disclosure of the conditions that would lead to issuance of the incentive shares and disclosure of how those shares will be accounted for in the financial statements. Please show us how you intend to apply this comment in future disclosures. In a written response tell us how you intend to account for this plan and explain how that accounting is appropriate in US GAAP. Be specific in supporting your planned accounting in GAAP.

The Company respectfully advises the Staff that it will expand its description of the Share Exchange Agreement and include the contents of the aforementioned incentive shares to be issued contingent upon the accomplishment of certain financial performance criteria. Please see page F-13 of Amendment No. 1 to Form 10-QSB.

The 6 million shares of common stock will be issued to Yi Song and Hong Song over four years if the after-tax profit can reach the amounts for each year stated in the table below. The incentive shares for each year will be issued on an all-or-none basis. The fair value of these shares on the granting date will be accounted for as a compensation expense to the two shareholders while they are also key employees of the Company.

Year	Shares	After-Tax Profit
2006	500,000	$15,700,000
2007	1,500,000	$22,800,000
2008	2,000,000	$31,900,000
2009	2,000,000	$43,100,000

Furthermore, the 6 million shares could be recorded as compensation expenses against the earnings during the years those shares are granted based on the market value of granting date. There was no clearly defined accounting literature regarding how to account for the contingent consideration to be issued resulting from a reverse merger transaction. In accordance with EITF 95-8, contingent consideration to be issued should be connected with a purchased business combination. In the Company’s case, there was no purchase transaction at all. Based on the thought process discussed in EITF 95-8, these incentive shares that are to be issued should be attributed to the services rendered by two original stockholders as they are also executive officers. Therefore, the Company believes that the fair value of the incentive shares to be issued should be recorded as compensation expense instead of as an adjustment of purchase price.

Note 7. Stock Options, page F-14

22.
We see that you measured volatility based on the “historical volatility of the Company’s stock.” We see that the reverse merger did not occur until March 17, 2006. Tell us in more detail how you measured volatility and explain why you believe your measure is appropriate under SFASD 123(R). Please be specific in supporting your methodology under SFAS 123(R).

The Company respectfully responds to the Staff that the expected volatility of stock price was essentially based on historical volatility.

The Company used the price of $5.00 per share as a base to measure the expected volatility as this price was determined by Chardan Capital when it advised the Company in its issuance of 2.4 million shares in exchange for proceeds of $12 million in September 2005. Since the Company’s operation results for the year ended December 31, 2005 were better than the expected operation results when Chardan determined the issuing price of $5.00 per share, the Company faced the question what the fair value of its common shares should be after January 1, 2006.

Whatever price the Company estimates to be will be subjective. In accordance with SFAS No. 123R, a private company should apply the requirement per SFAS No. 123R to account for all rewards granted after the effective date of January 1, 2006. In accordance with SFAS 123R, A21, it states that “Expectations based on historical experience should be modified to reflect ways in which currently available information indicates that future is reasonably expected to differ from the past.”

The Company noted that since a Form 8-K was file on January 17, 2006 by Online Processing, Inc. to announce entry into of a Share Exchange Agreement between Diguang International Holdings and OLPC, the closing prices of OLPC’s common shares were consistently higher than $5.00 per share up to March 1, 2006. The Company believed that these closing prices of OLPC’s common shares represented the market expectation of the fair value of Diguang International Holdings’ common shares as OLPC had no business substance during that period of time.

Mr. Yi Song and Mr. Hong Song participated in a road-show and met certain potential investors in New York during January 2006 together with the Company’s financial advisors from Chardan Capital, LLC and the Company’s private placement agents, Chardan Capital Markets, LLC and Maxim Group, LLC. During the meetings with potential investors, draft copies of a private placement memorandum were distributed to these potential investors and collected back after these potential investors had a chance to read them quickly. Later on the Company was told by its placement agents that many potential investors indicated to the placement agents their interest of subscribing the Company's common shares offered through the private placement. Hearing this information from its placement agents, the Company inferred that many potential investors already perceived that the price of $5.00 per share offered through the private placement would be a good bargain and that the future potential price of the Company's common shares could well exceed the $5.00 per share mark. Therefore, the Company believed that the closing price of OLPC’s common shares which were higher than $5.00 per share indicated the market perception of the fair value of its common shares.

Based on the above thought process, the Company decided to use the closing prices of OLPC’s common shares to determine the expected volatility of its common shares. As such, the Company used the currently available closing trading price of OLPC from January 9 (which is the first day on which the closing price of OLPC’s common share was higher than $5.00 per share) to March 1, 2006 in its observation in accordance with A21 of SFAS 123R because these closing prices were more objective than the fair value estimated by the Company. The above paragraphs described the methodology the Company used to estimate the expected volatility.

23.
Since you first adopted SAFS No. 123R as of January 1, 2006 the notes to the interim financial statements should present all relevant disclosures required by tat standard in the period of adoption, including disclosure normally only required on an annual basis. Please refer to paragraphs 64, A240 and A241 to SFAS 123R and expand future disclosures as necessary.

The Company respectfully advises the Staff that in accordance with the requirements per paragraphs 64, A240 and A241 in SFAS No. 123R, the Company believes that the disclosures in Note 7, Stock Option included in Form 10-QSB, complied with the disclosure requirements set forth in paragraphs 64, A240 and A241 in SFAS No. 123R.

Note 10. Segment Reporting, Page F-16

24.
In future filings, if sales from external customers attributed to an individual foreign country are material, please revise to disclose those revenues separately. Refer to paragraph 38 (a) of SFAS 131.

The Company respectfully advises the Staff that it will expand its disclosure in future filings as necessary according to paragraphs 38(a) of SFAS 131.

Note 12. Subsequent Events, Page F-17

25.
Please revise the next to last sentence to the disclosure about North Diamond to clarify, if true, that the purchase price for the 65% interest is $975,000 ($487,500 for each 32.5%) plus interest. Please also disclose a measure of the total purchase price, including the additional capital contribution. Apply in future filings.

The Company respectfully advises the Staff that it has revised the disclosure of the subsequent event in Note 12. The Company noted that the disclosure was based on the fact that Sino Olympics Industrial Limited invested $487,500 in North Diamond as of March 31, 2006. The disclosure was made based on the signed purchase option agreement between Sino Olympics and the Company. Please see page F-17 of Amendment No. 2 to Form 10-QSB.

Sino Olympics committed to infuse $3.25 million accounting for a 65% interest in North Diamond and the other investor committed to infuse $1.75 million accounting for a 35% interest in North Diamond. As of March 31, 2006, Sino Olympics infused only $487,500 into North Diamond accounting for 32.5% interest whereas the other investor infused $1.0125 million accounting for 67.5% interest based on the actual capital infused. However, after the Form 10-QSB for the period ended March 31, 2006 was filed as of April 15, 2006, Sino Olympics infused an additional capital of $1 million, making its capital contribution up to $1.4875 million accounting for a 59.5% interest, and the other investor infused $1.0125 million accounting for a 40.5% interest. Sino Olympics plans to infuse additional capital in order to make its interest in North Diamond up to 65% before September 30, 2006 assuming that the other investor keeps its capital infusion unchanged. By doing so, the 65% versus 35% equity interest ratio will satisfy the original capital commitment.

North Diamond established a wholly owned subsidiary in Yangzhou, Jiangsu Province, China, named Dihao Electronics (Yangzhou) Co., Ltd. with the registered capital of $5 million. The Company has disclosed a related party transaction of purchasing parts from Diguang Electronics during the first quarter of 2006 in its response to Comment No. 13. Please see above.

The Company has disclosed the above fact and indicated that the capital infused by Sino Olympics could reach approximately $1,880,000 in order to maintain the capital ration of 65% versus 35% based on the fact that the minority interest has infused approximately $1,012,500 as of June 30, 2006. Please see page F-17 of Amendment No. 2 to Form 10-QSB.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of
Operation, Page 2

Results of Operations
Comparison of the three months ended March 31, 2006 and 2005
Revenue, Page 6

26.
In future filings please provide expanded disclosure regarding the reasons for increases in revenue. For example, when you disclose that increases in sales are due to increased sales volume to international and domestic customers, please also describe the key factors leading to the increases.

The Company confirms that it will expand disclosure in future filings regarding the reasons for any increase in revenue by disclosing the key factors leading to the increase. The Company has explained that the increase in revenue in the first quarter 2006 from the first quarter 2005 was mainly due to an increase in product sales of CCFL Backlights, which has increased sales revenues from $2.67 million (51%) in the first quarter 2005 to $5.81 million (66%) in the first quarter 2006. The increase in revenue occurred because the Company followed the change in the backlight market and took measures to shift its sales efforts to the higher value-added products that could generate higher revenues in a growing market, both domestically and internationally. Please see page 6 of Amendment No. 2 to Form 10-QSB.

General and Administrative Expenses, Page 7

27.
We see that you present general and administrative expenses excluding the incurrence of share-based compensation expense due to the adoption of SFAS 123(R). This measure appears to be a non-GAAP measure pursuant to the provisions of Regulation G and Item 10(h) of Regulation S-B since it excludes an amount that is included in the most directly comparable measure calculated and presented in accordance with GAAP. As such, please revise future filings to clearly identity the measure as non-GAAP and to include all of the disclosures required by Item 10(h) of Regulation S-B, Regulation G, and Question 8 to the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures. Refer also to SAB Topic 14-G.

The Company respectfully advises the Staff that the Company has revised the discussion of general and administrative expense in MD&A and eliminated the non-GAAP measurement and that the Company will not use any non-GAAP measure in the future filing.Please see page 8 of Amendment No. 2 to Form 10-QSB.

* * *

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at 852 2292 2222.

Very truly yours,

/s/ Simon Luk
Simon Luk

cc.	Mr Yi Song
Ms Jackie You Kazmerzak,
Diguang International Development Co., Ltd.
Mr Alex Shukhman,
Heller Ehrman LLP
Mr Huang Jinhui
BDO Reanda